UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CEPHALON, INC.
(Name of Subject Company (Issuer))
VALEANT PHARMACEUTICALS INTERNATIONAL, INC.
(Names of Filing Person(s) (Offeror(s)))
Common Stock, par value $0.01 per Share
(Title of Class of Securities)
156708109
(CUSIP Number of Class of Securities)
Alison S. Ressler, Esq.
Keith A. Pagnani, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form of Registration No.	Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

International Headquarters
7150 Mississauga Road
Mississauga, Ontario L5N 8M5
Phone: 905.286.3000
Fax: 905.286.3050
Contact Information:
Investors:
Laurie W. Little
Valeant Pharmaceuticals International, Inc.
949-461-6002
laurie.little@valeant.com
Media:
Renee E. Soto
Sard Verbinnen & Co.
212-687-8080
rsoto@sardverb.com
Cassandra Bujarski
Sard Verbinnen & Co.
212-687-8080
cbujarski@sardverb.com
VALEANT PHARMACEUTICALS FILES PRELIMINARY CONSENT SOLICITATION
STATEMENT WITH THE SEC
Expresses Disappointment with Cephalon’s Rejection of Its Offer
     Mississauga, Ontario, April 5, 2011 — Valeant Pharmaceuticals International, Inc. (NYSE: VRX) (TSX: VRX) today announced that it has filed with the Securities and Exchange Commission (SEC) a preliminary consent solicitation statement in connection with its solicitation of written consents from the Cephalon stockholders to remove each member of the Board of Directors of Cephalon Inc. (“Cephalon”) and elect seven new directors in their place. The proposed directors are:
•	Santo J. Costa, Former President and COO of Quintiles

•	Richard H. Koppes, Former General Counsel and Interim CEO of CalPERS

•	Lawrence N. Kugelman, Former CEO and President of Coventry Health Care

•	Anders Lonner, Group President and CEO of Meda AB

•	John H. McArthur, Former Dean of Harvard Business School

•	Thomas G. Plaskett, Director of Alcon and RadioShack

•	Blair H. Sheppard, Chair and former CEO of Duke Corporate Education and former Dean of Fuqua School of Business, Duke University
     Today Cephalon formally rejected Valeant’s offer. Therefore, Valeant is going directly and immediately to Cephalon stockholders by initiating its consent solicitation process. It is

Valeant’s expectation that a new Cephalon board would act in the best interests of Cephalon stockholders and remove the impediments to a tender offer, such as the poison pill, and permit Valeant to conduct a due diligence investigation. As stated before, such a due diligence investigation could enable Valeant to modestly increase its offer price, if the results of such investigate demonstrate that additional value exists. In short, Valeant is committed to enabling stockholders to decide whether to accept this offer.
     J. Michael Pearson, Valeant’s Chairman and CEO said “In the three weeks since our initial offer, Valeant has recruited seven experienced candidates to serve as director-nominees of Cephalon. We have arranged financing for our proposed acquisition of Cephalon. We have received positive feedback from many of the largest stockholders of Cephalon. We stand ready to quickly commence and close our transaction as proposed, unless Cephalon stockholders do not support our offer, in which case we will focus our attention on other opportunities to invest our capital. While we are disappointed with the response from Cephalon’s board, we remain committed to our process, which includes trying to find a modest amount of additional value if Cephalon engages with us and allows us to conduct due diligence, which we believe would take only 2-3 weeks.”
     Valeant plans to submit a notice with respect to its consent solicitation to Cephalon’s corporate secretary tomorrow morning. Following SEC approval of a definitive consent solicitation statement, Valeant will make the definitive consent solicitation statement available to Cephalon stockholders and stockholders may begin to deliver their written consents to Valeant’s proposals. The Cephalon board has set April 8 as the record date.
     Mr. Pearson added “We continue to strongly believe that it is in the best interests of both Valeant’s and Cephalon’s stockholders to resolve this matter quickly, one way or the other. Valeant will move fast. We had hoped that Cephalon would do the same. Now, it will be in the stockholders’ hands.”
About Valeant
     Valeant Pharmaceuticals International, Inc. (NYSE/TSX: VRX) is a multinational specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products primarily in the areas of neurology, dermatology and branded generics. More information about Valeant can be found at www.valeant.com.
Forward-looking Statements
     This press release may contain forward-looking statements, including, but not limited to, statements regarding Valeant’s offer to acquire Cephalon, Valeant’s intent to commence a consent solicitation process and its financing of the proposed transaction. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” or “continue”

and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (“SEC”) and risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the Canadian Securities Administrators (“CSA”), which factors are incorporated herein by reference. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect actual outcomes.
###
CERTAIN INFORMATION CONCERNING POTENTIAL PARTICIPANTS IN A SOLICITATION; ADDITIONAL INFORMATION AND WHERE TO FIND IT
     This communication may be deemed to be solicitation material in respect of the proposed removal of directors from, and election of directors to, the Board of Directors of Cephalon, as well as the repeal of any changes to Cephalon’s Bylaws. On April 5, 2011, Valeant filed a preliminary consent solicitation statement with the SEC. THAT DOCUMENT SETS FORTH THE IDENTITY OF THE PARTICIPANTS IN THE SOLICITATION AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS, OR OTHERWISE, AND IS AVAILABLE AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. OR FROM VALEANT’S WEBSITE AT WWW.VALEANT.COM UNDER THE TAB “INVESTOR RELATIONS” AND THEN UNDER THE HEADING “SEC FILINGS,” OR , FOR FREE, BY DIRECTING A REQUEST TO VALEANT, 7545 IRVINE CENTER DRIVE, CALIFORNIA, 92618, ATTENTION: CORPORATE SECRETARY.
     This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Cephalon has commenced at this time.
     In connection with any tender offer or consent solicitation, Valeant will file relevant materials, which may include a tender offer statement, and a definitive consent solicitation statement and/or other documents, with the SEC. ALL INVESTORS AND SECURITY HOLDERS OF CEPHALON ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC BY VALEANT CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SUCH TRANSACTION. Investors and security holders will be able to obtain free copies of documents filed with the SEC by Valeant (when they become available) in the same manner as set forth above with respect to the preliminary consent solicitation statement.